      As filed with the Securities and Exchange Commission on March 6, 2002
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                TEGAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                 68-0370244
     (State or Other Jurisdiction                    (I.R.S. Employer
          of Incorporation or                      Identification Number)
             Organization)

                          2201 South McDowell Boulevard
                           Petaluma, California 94954
                                 (707) 763-5600
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                            ------------------------

                                Michael L. Parodi
          Chairman of the Board, President and Chief Executive Officer
                                Tegal Corporation
                          2201 South McDowell Boulevard
                           Petaluma, California 95954
                                 (707) 763-5600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

                            ------------------------

  Copies of all communications, including all communications sent to the agent for service, should be sent to:

                          Christopher L. Kaufman, Esq.
                                Taitt Sato, Esq.
                                Latham & Watkins
                             135 Commonwealth Drive
                          Menlo Park, California 94025
                                 (650) 328-4600
                               Fax: (650) 463-2600

        Approximate date of commencement of proposed sale to the public:
        From time to time, at the discretion of the selling stockholders after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(i) of this form, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and let the Securities Act registration Statement of the earlier effective registration statement form the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                            Proposed Maximum     Proposed Maximum
Title Of Shares To Be      Amount To Be    Offering Price Per   Aggregate Offering      Amount Of
      Registered            Registered          Share (1)             Price          Registration Fee

Common Stock, $0.01 par    2,574,557(2)          $1.19            $3,063,722.83          $281.86
value


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average ($ 1.19) of the high ($1.27) and low ($1.10) price of our common stock on the Nasdaq National Market on February 27, 2002.

(2) Includes 913,552 shares of common stock that may be issued upon the exercise of warrants held by the selling stockholders.

        We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement becomes effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT
         FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.
          THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND
            IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY
                 STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION DATED MARCH 6, 2002.

                                TEGAL CORPORATION

                        2,574,557 Shares of Common Stock

        This prospectus relates to the public offering of an aggregate of 2,574,557 shares of common stock which may be sold from time to time by the selling stockholders of Tegal named in this prospectus. Of these shares, 913,552 are issuable upon the exercise of warrants held by the selling stockholders.

        The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 18. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.

        The holders of our common stock listed in this prospectus under the section entitled "Selling Stockholders" are offering up to a total of 2,574,557 shares of our common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 913,552 shares from us at an exercise price of $2.50 per share. Of the 2,574,557 shares offered for sale under this prospectus, 913,552 shares are reserved for issuance by us in the event of the exercise of warrants held by the selling stockholders and will become eligible for sale by the selling stockholders under this prospectus only as these warrants are exercised, if at all. If all warrants held by the selling stockholders are exercised, we will receive $2,283,880 in proceeds. We have paid the expenses of preparing this prospectus and the related registration expenses.

        Our common stock trades on the Nasdaq National Market under the ticker symbol "TGAL." The last reported sales price of our common stock on the Nasdaq National Market on March 5, 2002 was $1.37 per share.

                            -------------------------

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN IMPORTANT FACTS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN ANY OF THE COMMON STOCK BEING OFFERED UNDER THIS PROSPECTUS.

                            -------------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is March __, 2002.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   1

PROSPECTUS SUMMARY.........................................................   1

BUSINESS...................................................................   2

RISK FACTORS...............................................................  10

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................  15

USE OF PROCEEDS............................................................  15

SELLING STOCKHOLDERS.......................................................  16

PLAN OF DISTRIBUTION.......................................................  18

DESCRIPTION OF SHARES TO BE REGISTERED.....................................  19

INCORPORATION BY REFERENCE.................................................  20

WHERE YOU CAN FIND MORE INFORMATION........................................  21

LEGAL MATTERS..............................................................  21

EXPERTS....................................................................  21

                              ABOUT THIS PROSPECTUS

        This prospectus is a part of a registration statement on Form S-2 filed by us with the Securities and Exchange Commission (the "SEC") to register 2,574,557 shares of our common stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC. The terms "Tegal," "Registrant," "we," "us," and "our" in this prospectus refer to Tegal Corporation and its subsidiaries.

                               PROSPECTUS SUMMARY

        TEGAL CORPORATION

        We design, manufacture, market and service plasma etch systems used in the fabrication of integrated circuits ("ICs") and related devices in voice and data telecommunications, thin film head, small flat panel and printer head applications. Etching constitutes one of the principal IC and related device production process steps and must be performed numerous times in the production of such devices.

        We were formed in December 1989 to acquire the operations of the former Tegal Corporation, a division of Motorola, Inc. Our predecessor company was founded in 1972 and acquired by Motorola in 1978. We completed our initial public offering in October 1995.

        Our executive offices are located at 2201 South McDowell Boulevard, Petaluma, California 94954, and our telephone number is (707) 763-5600.

        COMMON STOCK OFFERED

        The holders of our common stock listed in this prospectus under the section entitled "Selling Stockholders" are offering up to a total of 2,574,557 shares of our common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 913,552 shares from us at an exercise price of $2.50 per share. Of the 2,574,557 shares offered for sale under this prospectus, 913,552 shares are reserved for issuance by us in the event of the exercise of warrants held by the selling stockholders and will become eligible for sale by the selling stockholders under this prospectus only as these warrants are exercised, if at all. If all warrants held by the selling stockholders are exercised, we will receive $2,283,880 in proceeds. We have paid the expenses of preparing this prospectus and the related registration expenses.

        As of March 6, 2002, there are approximately 14,310,938 shares of our common stock outstanding. If all the warrants held by the selling stockholders are exercised, there will be 913,552 additional shares of our common stock outstanding, in which case there will be approximately 15,224,490 total shares of our common stock outstanding.

                                    BUSINESS

        SEMICONDUCTOR INDUSTRY BACKGROUND

           Growth of Semiconductor and Semiconductor Equipment Industries

        The semiconductor industry has experienced significant growth over the last 20 years. This growth has resulted from the increasing demand for ICs from traditional IC markets, such as personal computers, telecommunications, consumer electronics, automotive electronics and office equipment, as well as developing markets, such as wireless communications, multimedia and portable and network computing. As a result of this increased demand, semiconductor device manufacturers have periodically expended significant amounts of capital to build new semiconductor fabrication facilities ("fabs") and to expand existing fabs. In spite of the continuing growth in demand for semiconductors, the industry periodically experiences cycles of excess supply and excess capacity as additions to capacity are brought online in large increments which exceed the short-term growth in demand for ICs. The industry experienced such fluctuations from 1996 through mid 1999, and is currently experiencing a slowdown of capacity buys. Industry experts believe that the current slow down will be substantial, but limited in duration.

        Growth in the semiconductor industry has been driven, in large part, by advances in semiconductor performance at a decreasing cost per function. Increasingly advanced semiconductor processing technologies allow semiconductor manufacturers to produce ICs with smaller features, thereby increasing processing speed and expanding device functionality and memory capacity. As ICs have become more complex, however, both the number and price of state of the art process tools required to manufacture ICs have increased significantly. As a result, the cost of semiconductor manufacturing equipment has become an increasingly large part of the total cost of producing advanced ICs. Today, a typical 200 millimeter wafer fab may cost as much as $1.4 to $1.6 billion, with semiconductor manufacturing equipment costs representing the majority of total fab costs.

           Semiconductor Production Processes

        To create an IC, semiconductor wafers are subjected to a large number of complex process steps. The three primary steps in manufacturing ICs are (1) deposition, in which a layer of insulating or conducting material is deposited on the wafer surface, (2) photolithography, in which the circuit pattern is projected onto a light sensitive material (the photoresist), and (3) etch, in which the unmasked parts of the deposited material on the wafer are selectively removed to form the IC circuit pattern.

        Each step of the manufacturing process for ICs requires specialized manufacturing equipment. Today, plasma etch systems are used for the great majority of etching processes. During a plasma etch process (also known as "dry etch"), a semiconductor wafer is exposed to a plasma composed of a reactive gas, such as chlorine, which etches away selected portions of the layer underlying the patterned photoresist layer.

           Segmentation of the Etch Market

        The dry etch market is generally segmented into the following market segments, defined according to the class of film being etched: polysilicon, oxide (dielectric) and metal. New films are continually being developed in each of these three market segments.

        Certain dry etch technologies or processes are better suited for etching different types of materials (films) and, as a result, the dry etch market may be segmented according to the type of film being etched.

In addition, as ICs become increasingly complex, certain etch steps required to manufacture a state of the art IC demand leading edge (or "critical") etch performance. For example, to produce a 64-megabit DRAM device, semiconductor manufacturers are required to etch certain device features at dimensions as small as 0.18 micron. Nonetheless, even in the most advanced ICs, production steps can be performed with less demanding (or "non-critical") etch performance. As a result, we believe the etch market has also begun to segment according to the required level of etch performance -- critical or non-critical.

        Today, the semiconductor industry is faced with the need to develop and adopt an unprecedented number of new films as conventional materials are running out of the physical properties needed to support continuing shrinks in die size and to provide improved performance. Certain of these films present unique etch production problems. For example, the use of certain new films, such as platinum, iridium and Lead Zirconium Titanate (PZT), currently being used in the development of non-volatile, ferroelectric random access memory (FRAM) devices, is presenting new challenges to semiconductor manufacturers. While these new films contribute to improved IC performance and reduced die size, their unique properties make them particularly difficult to etch and, therefore, require more advanced etch process technologies. Similarly, customers seek to achieve zero corrosion of metal etched wafers within 48 to 72 hours after completion of the etch process, regardless of the line geometries involved. The reaction byproducts of a chlorine based metal etch process tend to redeposit on the wafer and corrode when exposed to water in the atmosphere. Removal of these contaminants from the wafer is essential to prevent this corrosion.

           Market Segmentation and Tool Costs

        Over time, the disparity in relative prices for etch systems capable of etching at non-critical versus critical dimensions has grown significantly. We believe that in 1993, the cost of an eight inch wafer-capable system ranged from approximately $500,000 to $700,000. Given the relatively modest price differential among etchers, manufacturers of ICs and similar devices tended to purchase one system, (the one they believed provided the most technologically advanced solution for their particular etch requirements), to perform all their etching. In contrast, the cost today of an eight inch capable etch system ranges from approximately $500,000, for reliable, non-critical etchers, to more than $2.5 million, for advanced, state of the art critical etchers. Consequently, in periods of high equipment utilization we believe it is no longer cost effective to use state of the art etchers to perform both critical and non-critical etching. When critical etching is required in the production process, we believe that the leading purchasing factor for a semiconductor manufacturer will continue to be, ultimately, the product's etch performance. When non-critical etching is required in the production process, we believe the leading purchasing factor for a semiconductor manufacturer will be the overall product cost, with particular emphasis on the system's sale price. In either case, however, the semiconductor manufacturer is driven to make a value-oriented purchasing decision which minimizes the overall etch system costs, while meeting the required etch process performance. We believe that a well-implemented "mix and match" purchasing philosophy could allow a semiconductor manufacturer to realize significant etch system savings.

        BUSINESS STRATEGY

        We have a large installed base of etch equipment exceeding 1,500 systems and we believe that over the years Tegal has earned a reputation as a supplier of reliable, value-oriented etch systems. Our systems are sold throughout the world to both domestic and international customers. In our fiscal year ended March 31, 2001 and for the nine months ended December 31, 2001, our revenues resulting from international sales were approximately 61% and 59%, respectively. To support our systems sales, we maintain local service and support in every major geographic market in which we have an installed base, backed up by a spares logistics system designed to provide delivery within 24 hours anywhere in the world.

        Our objective is to build on our technical knowledge, experience and reputation in the etch industry, as well as our established sales, marketing and customer service infrastructure, to be a leading supplier of etch systems for both the critical and non-critical segments of the etch market. To meet this objective, we are implementing a business strategy incorporating the following elements:

        - Use the performance capabilities of our 6500 series systems to generate incremental sales from the IC and related device markets for critical etch of specific applications and films where our products provide unique performance capabilities; and

        - Increase sales of our non-critical etch systems by focusing sales and marketing on specialty applications that are addressed by our 900 series etchers such as voice and data telecommunications chips using gallium arsenide and other III-V materials, thin film heads, small flat panels, printer heads, and the conversion from wet to dry etch technologies.

        PRODUCTS

           6500 Series Products

        We offer several models of our 6500 series critical etch products configured to address film types and applications desired by the customer. We introduced the 6500 series tool in 1994 and since that time have expanded the product line to address new applications. Etch applications addressed by the 6500 series system include:

        - new high K dielectrics and associated materials used in capacitors at sub-0.5 micron for FRAMs, high-density DRAM and magnetic memory (MRAM) devices;

        - shallow trench isolation used to isolate transistors driven by increased packing densities used in memory devices employing design rules at or below 0.25 micron;

        - sub-0.5 micron multi-layer metal films composed of aluminum/copper/ silicon/titanium alloys;

        - sub-0.5 micron polysilicon; and

        - leading edge thin film head materials.

        All 6500 series models offer one and two-chamber configurations and a rinse/strip option. Prices for 6500 series systems typically range between $1.8 million and $3.0 million.

        Our 6500 series systems have been engineered to provide process flexibility and competitive throughput for wafers and substrates up to eight inches in diameter, while minimizing cost and space requirements. A dual chamber platform design allows for either parallel or integrated etch processes. We seek to maximize the 6500 series systems' average throughput by incorporating a process chamber technology and system architecture designed to minimize processing down-time required for cleaning and maintenance. Each 6500 series system has a central wafer handling system with full cassette vacuum loadlocks, non-contact optical wafer alignment and a vacuum transport system. Individual process module servicing is possible without shutting down the system or other chambers. Contamination control features in the 6500 series systems include pick and place wafer handling with no moving parts above the wafer, four-level vacuum isolation from the atmosphere to the etch chamber, and individual high-throughput, turbo-pumped vacuum systems for the cassettes, wafer handling platform and each process module. These and other features of the 6500 series are designed to enable a semiconductor manufacturer to reduce wafer particle contamination to a level which we believe exceeds industry standards and to improve etch results and process flexibility.

        In addition, our 6500 series systems incorporate a software system which has been designed and tested to minimize the risk of the system operator "crashing" the system or interrupting wafer fabrication, and to be easy to use. This software system incorporates a software architecture designed to operate in multiple interface modes, including operator, maintenance engineer, process engineer and diagnostic modes. Features include icon-based touch screen menus for ease of use. In addition, the software provides a quick-response interface which allows the semiconductor manufacturer access to all necessary system information for factory automation. The system includes data archiving and remote, real time diagnostics.

           900 Series Products

        We introduced our 900 series family of etch systems in 1984 as a critical etch tool of that era. Over the years, we have repositioned the 900 series family as non-critical etch systems capable of performing the less demanding etch steps required in the production of silicon-based IC devices and, more recently, as critical etch tools for new specialty devices such as gallium arsenide for high speed telecommunications devices. In 1994, we introduced an eight inch wafer capable 900 series system (capable of etching five inch to eight inch wafers) that was a scaled-up version of our three inch to six inch wafer non-critical etch system. The 900 series non-critical etch systems are aimed at pad, zero layer, non-selective nitride, backside, planarization and small flat panel display applications, thin film etch applications used in the manufacture of read-write heads for the disk drive industry and gallium arsenide and other III-V materials used in high-speed digital wireless telecommunications applications. Our 900 series systems typically sell for a price of $250,000 to $600,000.

        The 900 series systems incorporate a single diode process chamber on a non-loadlocked modular platform for reliability and ease of maintenance, which we believes results in higher average throughput and lower operating costs. Continued improvements in both reliability and performance have enabled us to offer the 900 series systems as a solution for a broad range of applications involving line widths down to 0.8 microns.

        The i900 was introduced in July 2000. This system has the same functionality of the 900 series but with added features such as user-friendly GUI (graphical user interface) touch screens and an improved transport system that will increase efficiency, while preserving the durability for which the tool is known.

        CUSTOMERS

        We sell our systems to semiconductor and related electronic device component manufacturers throughout the world. Major customers over the last three fiscal years have included the following:

       Advanced Wireless Semiconductor     Lucent Technologies        Seiko Epson
       Alcatel                             Matsushita                 Microelectronics
       Austria Mikro Systeme               Motorola                   Sony
       Bosch                               Nortel Networks            Sumitomo Electric
       Compound Semiconductor Mfg. Co.     Oki Electric               Tesla
       Fairchild Semiconductor             Industry                   Toshiba
       Fuji Film                           Read Rite                  TRW Space & Electronics
       Hewlett Packard                     RF Micro Devices           Winbond Electronics


        BACKLOG

        We schedule production of our systems based upon order backlog and customer commitments. We include in our backlog only orders for which written purchase orders have been accepted and shipment dates within the next 12 months have been assigned. As of December 31, 2001 and 2000 our order backlog was approximately $2.6 million and $2.8 million, respectively. Booked system orders are subject to cancellation by the customer, but with substantial penalties except in the case of orders for evaluation systems or for systems which have not yet incurred production costs. Orders may be subject to rescheduling with limited or no penalty. Some orders are received for systems to be shipped in the same quarter as the order is received. As a result, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

        MARKETING, SALES AND SERVICE

        We sell our systems worldwide through a network of 16 direct sales personnel and five independent sales representatives in 17 sales offices located throughout the world. In the United States of America, we market our systems through direct sales personnel located in three regional sales offices and at our Petaluma, California headquarters. In addition, we provide field service and applications engineers out of our regional locations and our Petaluma headquarters in order to ensure dedicated technical and field process support throughout the United States of America on short notice.

        We maintain sales, service, and process support capabilities in Japan, Taiwan, South Korea, Germany, Italy and the United Kingdom and service/support operations in Austria, France and China. In addition to our international direct sales and support organizations, we also market our systems through independent sales representatives in China, Israel, South Korea and Singapore and selected markets in Japan.

        International sales accounted for approximately 61%, 59%, and 72% of total revenue for fiscal 2001, 2000 and 1999, respectively, and 59% and 60% for the nine month periods ending December 31, 2001 and 2000, respectively. Revenues by region for each of the last three fiscal years were as follows:

                                                        YEARS ENDED MARCH 31,
                                               ---------------------------------------
                                                 2001            2000            1999
                                               -------         -------         -------
         United States..................       $15,087         $10,867         $ 8,111
         Asia...........................         5,612           2,095           2,669
         Europe.........................        10,644           7,498           6,657
         Japan .........................         6,862           5,978          11,598
                                                 -----           -----          ------
                Total sales.............       $38,205         $26,438         $29,035
                                               =======         =======         =======


                                                   NINE MONTHS ENDED DECEMBER 31,
                                                   ------------------------------
                                                       2001               2000
                                                     -------            -------
         United States..................             $ 6,071            $12,760
         Asia...........................               3,586              5,555
         Europe.........................               2,878              7,588
         Japan .........................               2,102              6,067
                                                       -----              -----
                Total sales.............             $14,637            $31,970
                                                     =======            =======


        We generally sell our systems on 30-to-60 day credit terms to our domestic and European customers. Customers in the Pacific Rim countries, other than Japan, are generally required to deliver a letter of credit payable in U.S. dollars upon system shipment. Sales to other international customers, including Japan, are billed either in local currency or U.S. dollars. We anticipate that international sales will continue to account for a significant portion of revenue in the foreseeable future.

        We generally warrant our new systems for 12 months and our refurbished systems for six months from shipment. Installation is included in the price of the system. Our field process engineers provide customers with call-out repair and maintenance services for a fee. Customers may also enter into repair and maintenance service contracts covering our systems. We train customer service engineers to perform routine service for a fee and provide telephone consultation services generally free of charge.

        The sales cycles for our systems vary depending upon whether the system is an initial design-in, reorder or used equipment. Initial design-in sales cycles are typically 12 to 18 months, particularly for 6500 series systems. In contrast, reorder sales cycles are typically four to six months, and used system sales cycles are generally one to three months. The initial design-in sales cycle begins with the generation of a sales lead, which is followed by qualification of the lead, an analysis of the customer's particular applications needs and problems, one or more presentations to the customer (frequently including extensive participation by our senior management), two to three wafer sample demonstrations, followed by customer testing of the results and extensive negotiations regarding the equipment's process and reliability specifications. Initial design-in sales cycles are monitored by senior management for correct strategy approach and prioritization. We may, in some instances, need to provide the customer with an evaluation critical etch system for three to six months prior to the receipt of a firm purchase order.

        RESEARCH AND DEVELOPMENT

        The market for semiconductor capital equipment is characterized by rapid technological change. We believe that continued and timely development of new systems and enhancements to existing systems is necessary for us to maintain our competitive position. Accordingly, we devote a significant portion of our personnel and financial resources to research and development programs and seek to maintain close relationships with our customers in order to be responsive to their system needs.

        Our research and development encompasses the following areas: plasma technology, process characterization and development, material sciences applicable to the etch environment, system design and architecture, electro-mechanical design and software engineering. Management emphasizes advanced plasma and reactor chamber modeling capabilities in order to accelerate bringing advanced chamber designs to market. We employ multi-discipline teams to facilitate short engineering cycle times and rapid product development.

        As of December 31, 2001, we had 30 full-time employees dedicated to equipment design engineering, process support and research and development. Research and development expenses for fiscal 2001, 2000 and 1999 were $8.9 million, $10.1 million and $9.6 million, respectively, and represented 23.4%, 38.0% and 33.0% of total revenue, respectively. Research and development expenses for the nine month periods ending December 31, 2001 and 200 were $4.7 million and $6.7 million, respectively, and represented 32% and 21% of total revenue, respectively. Such expenditures were used for the development of new systems and processes, continued enhancement and customization of existing systems, etching customer samples in our demonstration labs and providing process engineering support at customer sites.

        MANUFACTURING

        Our etch systems are produced at our headquarters in Petaluma, California. Our manufacturing activities consist of assembling and testing components and sub-assemblies which are then integrated into finished systems. We have structured our production facility to be driven either by orders or by forecasts and have adopted a modular system architecture to increase assembly efficiency and design flexibility. We have also implemented "just-in-time" manufacturing techniques in our assembly processes. Through the use of such techniques, 900 series system manufacturing cycle times take approximately 14 days and cycle times for our 6500 series products take two to three months.

        COMPETITION

        The semiconductor capital equipment industry is highly competitive. We believe that the principal competitive factor in the critical segments of the etch industry is technical performance of the system, followed closely by the existence of customer relationships, the system price, the ability to provide service and technical support on a global basis and other related cost factors. We believe that the principal competitive factor in the non-critical segments of the etch industry is system price, followed closely by the technical performance of the system, the existence of established customer relationships, the ability to provide service and technical support on a global basis and other related cost factors.

        INTELLECTUAL PROPERTY

        We hold an exclusive license and/or ownership of 35 United States of America patents, including our dual frequency tri-electrode control system, and 30 corresponding foreign patents covering various aspects of our systems. We have also applied for 16 additional United States of America patents and 46 additional foreign patents. Of these patents, a few expire as early as 2003, others expire as late as 2020 with the average expiration occurring in approximately 2012. We believe that the duration of such patents generally exceeds the life cycles of the technologies disclosed and claimed therein. We believe that although the patents we have exclusively licensed or hold directly will be of value, they will not determine our success, which depends principally upon our engineering, marketing, service and manufacturing skills. However, in the absence of patent protection, we may be vulnerable to competitors who attempt to imitate our systems, processes, and manufacturing techniques. We have signed a non-exclusive field of use license to two of our patents which validates and protects our strategic application sets. In addition, other companies and inventors may receive patents that contain claims applicable to our systems and processes. The sale of our systems covered by such patents could require licenses that may not be available on acceptable terms, if at all. We also rely on trade secrets and other proprietary technology that we seek to protect, in part, through confidentiality agreements with employees, vendors, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by others.

        The original version of the system software for our 6500 series systems was jointly developed by us and Realtime Performance, Inc., a third party software vendor. We hold a perpetual, non-exclusive, non-royalty bearing license to use and enhance this software. The enhanced version of the software currently used on our 6500 series systems has undergone multiple releases of the original software, and such enhancements were developed exclusively by us. Neither the software vendor nor any other party has any right to use our current release of the system software.

        EMPLOYEES

        As of December 31, 2001, we had a total of 143 employees consisting of 142 regular full-time employees and 1 contract person, including 30 in engineering, research and development, 31 in manufacturing, 60 in marketing, sales and customer service and support and 22 in executive and administrative positions. Many of our employees are highly skilled, and our success will depend in part upon our ability to attract, retain and develop such employees. Skilled employees, especially employees with extensive technological backgrounds, are currently in great demand. There can be no assurance that we will be able to attract or retain the skilled employees which may be necessary to continue our research and development, manufacturing or marketing programs. The loss of any such persons, as well as the failure to recruit additional key personnel in a timely manner, could have a material adverse effect on us.

        None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be good.

                                  RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all of your investment.

        THE SEMICONDUCTOR INDUSTRY IS CYCLICAL AND MAY EXPERIENCE PERIODIC DOWNTURNS WHICH MAY NEGATIVELY AFFECT CUSTOMER DEMAND FOR OUR PRODUCTS AND RESULT IN LOSSES SUCH AS THOSE EXPERIENCED IN THE PAST.

        Our business depends upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits. The semiconductor industry is highly cyclical and historically has experienced periodic downturns, which often have had a material adverse effect on the semiconductor industry's demand for semiconductor capital equipment, including etch systems manufactured by us. In response to the current significant industry slow-down, we have initiated a substantial cost containment program and a corporate-wide restructuring to preserve our cash. However, the need for continued investment in research and development, possible capital equipment requirements, and extensive ongoing customer service and support requirements worldwide will continue to limit our ability to reduce expenses in response to the current downturn.

        OUR COMPETITORS HAVE GREATER FINANCIAL RESOURCES AND GREATER NAME RECOGNITION THAN WE DO AND THEREFORE MAY COMPETE MORE SUCCESSFULLY IN THE CRITICAL ETCH INDUSTRY THAN WE CAN.

        We believe that to be competitive, we will require significant financial resources in order to offer a broad range of systems, to maintain customer service and support centers worldwide and to invest in research and development. Many of our existing and potential competitors, including, among others, Applied Materials, Inc., Lam Research Corporation and Tokyo Electron Limited, have substantially greater financial resources, more extensive engineering, manufacturing, marketing and customer service and support capabilities, larger installed bases of current generation etch and other production equipment and broader process equipment offerings, as well as greater name recognition than we do. We cannot assure you that we will be able to compete successfully against these companies in the United States of America or worldwide.

        OUR FUTURE CAPITAL NEEDS MAY EXCEED OUR ABILITY TO RAISE CAPITAL.

        The development, manufacture and marketing of etch systems are highly capital intensive. In order to be competitive, we must continue to make significant expenditures for, among other things, capital equipment and the manufacture of evaluation and demonstration unit inventory for our 6500 series etch systems. Additionally, our industry is now experiencing a sharp decline in orders and revenues. As a result, our existing cash balances, anticipated cash flow from operations and funds available under our existing lines of credit may not satisfy our financing requirements for the next twelve months. In December 2001, we completed a private placement of our common stock and received gross proceeds of $2.3 million. We are also seeking additional financing. However, there can be no assurance that additional financing, if required, will be available on reasonable terms or at all. To the extent that additional capital is raised through the sale of additional equity or convertible debt securities, the issuance of such securities could result in additional dilution to our stockholders.

        WE HAVE RECENTLY ISSUED A LARGE NUMBER OF SHARES OF OUR COMMON STOCK, AND THE SALE OF THESE SHARES COULD CAUSE OUR STOCK PRICE TO DECLINE.

        We have recently issued a large number of shares of our common stock, and the sale of these shares could cause our stock price to decline. In December 2001, we issued an aggregate of approximately 1.66 million shares of our common stock and warrants to purchase approximately 830,500 additional shares on certain terms and conditions to investors in a private placement. In connection with the private placement, we also issued to our placement agent and its employees warrants to purchase 83,050 shares of our common stock. We are required to use reasonable efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of all of the foregoing shares. If these stockholders sell substantial amounts of these shares of our common stock following this offering, the market price of our common stock could fall.

        WE DEPEND ON SALES OF OUR 6500 SERIES SYSTEMS IN CRITICAL ETCH MARKETS THAT MAY NOT FULLY ADOPT OUR PRODUCT FOR PRODUCTION USE.

        We have designed our 6500 series systems for sub-0.35 micron critical etch applications in emerging films, polysilicon and metal which we believe to be the leading edge of critical etch applications. Revenues from the sale of 6500 series systems accounted for 21% and 19% of total revenues in fiscal 2001 and 2000, respectively. Our 6500 series systems are currently being used primarily for research and development activities or low volume production. For the 6500 series systems to achieve full market adoption, our customers must utilize these systems for volume production. There can be no assurance that the market for critical etch emerging film, polysilicon or metal etch systems will develop as quickly or to the degree we expect.

        If the 6500 series does not achieve significant sales or volume production due to a lack of full customer adoption, our business, financial condition, results of operations and cash flows would be materially adversely affected.

        OUR POTENTIAL CUSTOMERS MAY NOT ADOPT OUR PRODUCTS BECAUSE OF THEIR SIGNIFICANT COST OR BECAUSE OUR POTENTIAL CUSTOMERS ARE ALREADY USING A COMPETITOR'S TOOL.

        A substantial investment is required to install and integrate capital equipment into a semiconductor production line. Additionally, we believe that once a device manufacturer has selected a particular vendor's capital equipment, that manufacturer generally relies upon that vendor's equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor's systems. Accordingly, it may be extremely difficult to achieve significant sales to a particular customer once another vendor's capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages. Any failure to gain access and achieve sales to new customers will adversely affect the successful commercial adoption of our products and could have a material adverse effect on us.

        OUR QUARTERLY OPERATING RESULTS MAY CONTINUE TO FLUCTUATE.

        Our revenue and operating results have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter, and there can be no assurance as to future profitability.

        Our 900 series etch systems typically sell for prices ranging between $250,000 and $600,000, while prices of our 6500 series critical etch systems typically range between $1.8 million and $3.0 million. To the extent we are successful in selling our 6500 series systems, the sale of a small number of these systems will probably account for a substantial portion of revenue in future quarters, and a transaction for a single system could have a substantial impact on revenue and gross margin for a given quarter.

        The timing of new systems and technology announcements and releases by us and others may also contribute to fluctuations in quarterly operating results, including cases in which new systems or technology offerings cause customers to defer ordering systems from our existing product lines. Our revenue and operating results may also fluctuate due to the timing and mix of systems sold, the volume of service provided and spare parts delivered in a particular quarter and changes in pricing by us, our competitors or suppliers. Additionally, a substantial amount of income may be derived from patent license fees. Such fees are volatile and we cannot predict we will receive similar fees in the future. The impact of these and other factors on our revenue, operating results and cash flows in any future period is, and will continue to be, difficult for us to forecast.

        BECAUSE TECHNOLOGY CHANGES RAPIDLY, WE MAY NOT BE ABLE TO INTRODUCE OUR PRODUCTS IN A TIMELY ENOUGH FASHION.

        The semiconductor manufacturing industry is subject to rapid technological change and new system introductions and enhancements. We believe that our future success depends on our ability to continue to enhance our existing systems and their process capabilities, and to develop and manufacture in a timely manner new systems with improved process capabilities. We may incur substantial unanticipated costs to ensure product functionality and reliability early in our products' life cycles. There can be no assurance that we will be successful in the introduction and volume manufacture of new systems or that we will be able to develop and introduce, in a timely manner, new systems or enhancements to our existing systems and processes which satisfy customer needs or achieve market adoption.

        SOME OF OUR SALES CYCLES ARE LENGTHY, EXPOSING US TO THE RISKS OF INVENTORY OBSOLESCENCE AND FLUCTUATIONS IN OPERATING RESULTS.

        Sales of our systems depend, in significant part, upon the decision of a prospective customer to add new manufacturing capacity or to expand existing manufacturing capacity, both of which typically involve a significant capital commitment. We often experience delays in finalizing system sales following initial system qualification while the customer evaluates and receives approvals for the purchase of our systems and completes a new or expanded facility. Due to these and other factors, our systems typically have a lengthy sales cycle (often 12 to 18 months in the case of critical etch 6500 systems) during which we may expend substantial funds and management effort. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results over which we have little or no control.

        WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN LICENSES FOR THIRD PARTIES' INTELLECTUAL PROPERTY AND THEREFORE WE MAY BE EXPOSED TO LIABILITY FOR INFRINGEMENT OR THE RISK THAT OUR OPERATIONS MAY BE ADVERSELY AFFECTED.

        Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we may not be able to protect our technology adequately and competitors may be able to develop similar technology independently. Additionally, patent applications that we may file may not be issued and foreign intellectual property laws may not protect our intellectual property rights. There is also a risk that patents licensed by or issued to us will be challenged, invalidated or circumvented and that the rights granted thereunder will not provide competitive advantages to us. Furthermore, others may independently develop similar systems, duplicate our systems or design around the patents licensed by or issued to us.

        Existing litigation and any future litigation could result in substantial cost and diversion of effort by us, which by itself could have a material adverse effect on our financial condition, operating results and cash flows. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our systems. In addition, licenses under third parties' intellectual property rights may not be available on reasonable terms, if at all.

        OUR CUSTOMERS ARE CONCENTRATED AND THEREFORE THE LOSS OF A SIGNIFICANT CUSTOMER MAY HARM OUR BUSINESS.

        Our top five customers accounted for 42.0%, 53.1% and 66.4% of our systems revenues in fiscal 2001, 2000 and 1999, respectively. Two customers accounted for more than 10% of net systems sales in fiscal 2001. Although the composition of the group comprising our largest customers may vary from year to year, the loss of a significant customer or any reduction in orders by any significant customer, including reductions due to market, economic or competitive conditions in the semiconductor manufacturing industry, may have a material adverse effect on our business, financial condition, results of operations and cash flows. Our ability to increase our sales in the future will depend, in part, upon our ability to obtain orders from new customers, as well as the financial condition and success of our existing customers and the general economy, which is largely beyond our ability to control.

        WE ARE EXPOSED TO ADDITIONAL RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

        International sales accounted for 61%, 59% and 72% of total revenue for fiscal 2001, 2000 and 1999, respectively, and 59% and 60% for the nine month periods ending December 31, 2001 and 2000, respectively. International sales are subject to certain risks, including the imposition of government controls, fluctuations in the U.S. dollar (which could increase the sales price in local currencies of our systems in foreign markets), changes in export license and other regulatory requirements, tariffs and other market barriers, political and economic instability, potential hostilities, restrictions on the export or import of technology, difficulties in accounts receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on our operations and financial results.

        Sales of our systems in certain countries are billed in local currency, and we have two lines of credit denominated in Japanese Yen. We generally attempt to offset a portion of our U.S. dollar denominated balance sheet exposures subject to foreign exchange rate remeasurement by purchasing forward currency contracts for future delivery. There can be no assurance that our future results of operations and cash flows will not be adversely affected by foreign currency fluctuations. In addition, the laws of certain countries in which our products are sold may not provide our products and intellectual property rights with the same degree of protection as the laws of the United States of America.

        OUR STOCKHOLDER RIGHTS PLAN MAY DETER TAKEOVER ATTEMPTS.

        Under the terms of our stockholder rights plan, our board of directors is authorized to issue preferred stock without further stockholder approval or to exercise the anti-takeover provisions of our stockholder rights plan in the event of an unsolicited attempt to assume control over Tegal. Should our board of directors exercise such rights, such action could have the effect of delaying, deferring or preventing a change in control of Tegal.

        OUR STOCK PRICE IS VOLATILE AND COULD RESULT IN A MATERIAL DECLINE IN THE VALUE OF YOUR INVESTMENT IN TEGAL.

        We believe that factors such as announcements of developments related to our business, fluctuations in our operating results, sales of our common stock into the marketplace, failure to meet or changes in analysts' expectations, general conditions in the semiconductor industry or the worldwide economy, announcements of technological innovations or new products or enhancements by us or our competitors, developments in patents or other intellectual property rights, developments in our relationships with our customers and suppliers, natural disasters and outbreaks of hostilities could cause the price of our common stock to fluctuate substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

        POTENTIAL DISRUPTION OF OUR SUPPLY OF MATERIALS REQUIRED TO BUILD OUR SYSTEMS COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

        Materials delays have not been significant in recent years. Nevertheless, we procure certain components and sub-assemblies included in our systems from a limited group of suppliers, and occasionally from a single source supplier. For example, we depend on MECS Corporation, a robotic equipment supplier, as the sole source for the robotic arm used in all of our 6500 series systems. We currently have no existing supply contract with MECS Corporation, and we currently purchase all robotic assemblies from MECS Corporation on a purchase order basis. Disruption or termination of certain of these sources, including our robotic sub-assembly source, could have an adverse effect on our operations and damage our relationship with our customers.

        ANY FAILURE BY US TO COMPLY WITH ENVIRONMENTAL REGULATIONS IMPOSED ON US COULD SUBJECT US TO FUTURE LIABILITIES.

        We are subject to a variety of governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. We believe that we are currently in compliance in all material respects with these regulations and that we have obtained all necessary environmental permits generally relating to the discharge of hazardous wastes to conduct our business. Nevertheless, our failure to comply with present or future regulations could result in additional or corrective operating costs, suspension of production, alteration of our manufacturing processes or cessation of our operations.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Information herein contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology or which constitute projected financial information. The forward-looking statements relate to the near-term semiconductor capital equipment industry outlook, demand for our products, our quarterly revenue and earnings prospects for the near-term future and other matters contained herein. Such statements are based on current expectations and beliefs and involve a number of uncertainties and risks that could cause the actual results to differ materially from those projected. Such uncertainties and risks include, but are not limited to, the cyclicality of the semiconductor industry, impediments to customer acceptance, fluctuations in quarterly operating results, competitive pricing pressures, the introduction of competitor products having technological and/or pricing advantages, product volume and mix and other risks detailed from time to time in our SEC reports. For further information, refer to the "Business" and "Risk Factors" sections of this prospectus.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of warrants entitling the selling stockholders to purchase 913,552 shares from us at an exercise price of $2.50 per share. Of the 2,574,557 shares offered for sale under this prospectus, 913,552 shares are reserved for issuance by us in the event of the exercise of warrants held by the selling stockholders and will become eligible for sale by the selling stockholders under this prospectus only as these warrants are exercised, if at all. If all warrants held by the selling stockholders are exercised, we will receive $2,283,880 in proceeds. We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                              SELLING STOCKHOLDERS

        The following table sets forth the common stock ownership of the selling stockholders as of March 6, 2002, including the number of shares of common stock issuable to the selling stockholders upon the exercise of warrants held by the selling stockholders. Other than Fechtor, Detwiler & Co., Inc., who served as the placement agent in our December 2001 private placement, and its employees, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

        The 1,661,005 shares currently held by the selling stockholders and offered for sale under this prospectus represent approximately 11.61% of our outstanding stock as of March 6, 2002. If all warrants held by selling stockholders were exercised as of March 6, 2002, the 2,574,557 shares offered for sale under this prospectus would represent approximately 16.91% of our outstanding stock. These 2,574,557 shares represent the total of all shares of Tegal currently held by the selling stockholders and all the shares issuable to the selling stockholders upon the exercise of warrants held by them. If all such shares are sold pursuant to this offering, the selling stockholders will no longer be shareholders of Tegal. The selling stockholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling stockholders will sell under this prospectus. The selling stockholders have advised us that they are the beneficial owners of the shares being offered.

                                                                              Total Shares of
                                                                             Common Stock To Be
                             Shares of Common                                Registered in This
                            Stock Owned as of                                     Offering
                               March 4, 2002                                 (Approximate % of
                             (Approximate % of       Shares of Common         Total Outstanding
Name of Selling             Total Outstanding      Stock Issuable Upon        Shares Upon Full
Stockholder                       Shares)         Exercise of Warrants      Exercise of Warrants)
-----------------------     ------------------    --------------------      --------------------
Polar Global Technology
Fund                        1,075,000 (7.51%)               537,500           1,612,500 (10.59%)
-----------------------     ------------------    --------------------      --------------------
Wortham Trainer Trust         110,000 (*)                    55,000             165,000 (1.08%)
fbo David Berol
-----------------------     ------------------    --------------------      --------------------
Wortham Trainer Trust         110,000 (*)                    55,000             165,000 (1.08%)
fbo John Berol
-----------------------     ------------------    --------------------      --------------------
Wortham Trainer Trust         110,000 (*)                    55,000             165,000 (1.08%)
fbo Margaret Beattle
-----------------------     ------------------    --------------------      --------------------
Jeff Power**                   35,716 (*)                    18,358             54,074 (*)
-----------------------     ------------------    --------------------      --------------------
A. Alexander Arnold III        30,000 (*)                    15,000             45,000 (*)
-----------------------     ------------------    --------------------      --------------------
Kenneth Dorros                 21,500 (*)                    10,750             32,250 (*)
-----------------------     ------------------    --------------------      --------------------
Edward Eyerman                 21,500 (*)                    10,750             32,250 (*)
-----------------------     ------------------    --------------------      --------------------
Gerd Laudien                   20,000 (*)                    10,000             30,000 (*)
-----------------------     ------------------    --------------------      --------------------
Karl Niefhoff**                20,000 (*)                    10,555             30,555 (*)
-----------------------     ------------------    --------------------      --------------------
Allen Zaring Holding           18,000 (*)                     9,000             27,000 (*)
-----------------------     ------------------    --------------------      --------------------
H. Bruce Boal                  17,858 (*)                     8,929             26,787 (*)
-----------------------     ------------------    --------------------      --------------------
Edmund Bunyon                  17,858 (*)                     8,929             26,787 (*)
-----------------------     ------------------    --------------------      --------------------
Mark Gerber                    17,858 (*)                     8,929             26,787 (*)
-----------------------     ------------------    --------------------      --------------------
James Paterson                 17,858 (*)                     8,929             26,787 (*)
-----------------------     ------------------    --------------------      --------------------

Alec Berman                    17,857 (*)                     8,928             26,785 (*)
-----------------------     ------------------    --------------------      --------------------
Fechtor, Detwiler &
Co., Inc.                           0                        32,575             32,575 (*)
-----------------------     ------------------    --------------------      --------------------
Peter Fenton **                     0                        14,170             14,170 (*)
-----------------------     ------------------    --------------------      --------------------
Fred Ramberg **                     0                        14,045             14,045 (*)
-----------------------     ------------------    --------------------      --------------------
Robert Walsh **                     0                         2,520              2,520 (*)
-----------------------     ------------------    --------------------      --------------------
Paul Crowley **                     0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Robert Detwiler **                  0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Stephen Frank **                    0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Tom Generazio **                    0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Edward Hughes **                    0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Stephen Martino **                  0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
James Mitchell **                   0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Dave McShane **                     0                         2,320              2,320 (*)
-----------------------     ------------------    --------------------      --------------------
Michael Wood **                     0                           125                125 (*)
-----------------------     ------------------    --------------------      --------------------
TOTAL                       1,661,005(11.61%)               913,552          2,574,557(16.91%)
-----------------------     ------------------    --------------------      --------------------

        *  Less than one percent.
        **  Employee of Fechtor, Detwiler & Co., Inc.

                              PLAN OF DISTRIBUTION

        We are registering the shares of common stock on behalf of the selling stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

        Sales or dispositions of shares of common stock may be effected from time to time in public or private transactions permitted by the Securities Act, including block transactions, on the Nasdaq National Market or any other national securities exchange or quotation service listing or quoting the common stock at the time of sale, in transactions other than on these exchanges or systems, in the over the counter market, in negotiated transactions, or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices.

        We have no knowledge of the existence or the terms of any agreements, understandings or arrangements entered into by the selling stockholders with underwriters or broker-dealers regarding the sale of their shares of stock. The selling stockholders may effect transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

        From time to time, the selling stockholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

        The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

        The selling stockholders will be subject to prospectus delivery requirements under the Securities Act. In the event of a "distribution" of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                     DESCRIPTION OF SHARES TO BE REGISTERED

        The rights evidenced by the shares of common stock to be registered hereunder are described below. The total authorized capital stock of Tegal is 35,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of March 6, 2002, there were issued and outstanding 14,310,938 shares of common stock and no shares of preferred stock.

        Each holder of common stock is entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. There are no cumulative voting or preemptive rights applicable to any shares of common stock. All shares of common stock are entitled to participate pro rata in distributions and in such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding shares of preferred stock. Subject to the prior rights of creditors, all shares of common stock are entitled in the event of liquidation, dissolution or winding up of Tegal to participate ratably in the distribution of all the remaining assets of Tegal after distribution in full of preferential amounts, if any, to be distributed to holders of preferred stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock which we may designate and issue in the future. Our common stock is also subject to the Rights Agreement dated June 11, 1996, as amended, between us and Mellon Investor Services LLC, as rights agent, in which each share of our common stock includes one common share purchase right. Additional details regarding our rights plan can be found on our most recent Form 10-K, which is incorporated by reference. The common stock is listed for exchange on the Nasdaq National Market under the ticker symbol "TGAL."

        The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. We believe that the Board of Directors' ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, the Board of Directors could issue all or part of the preferred stock with (among other things) substantial voting power or advantageous conversion rights. Such stock could be issued to persons deemed by the Board of Directors likely to support current management in a contest for control of Tegal, either as a precautionary measure or in response to a specific takeover threat. We have no current plans to issue preferred stock.

        The voting provisions of the common stock and the broad discretion conferred upon the Board of Directors with respect to the issuance of preferred stock (including the power to confer preferential voting rights) could substantially impede the ability of one or more stockholders (acting in concert) to acquire sufficient influence over the election of directors and other matters to effect a change in control or management of Tegal, and the Board of Directors' ability to issue preferred stock could also be utilized to change the economic and control structure of Tegal. As a result, such provisions, together with certain other provisions of the By-laws, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a particular stockholder might consider in such stockholders' best interest, including attempts that might result in a premium over the market price for the shares of common stock held by such stockholder.

        Of the 2,574,557 shares of common stock being registered, 913,552 shares are to be issued pursuant to warrants held by the selling stockholders. These warrants are exercisable at $2.50 per share and expire on either August 28, 2006 or December 31, 2006. The purchase price is subject to adjustment upon the subdivision of the outstanding shares of our common stock into a greater number of shares, the payment of a dividend in common stock in respect of common stock or any capital reorganization or reclassification. The warrants are callable by us at any time our common stock closes at $6.50 or greater for ten consecutive trading days, as reported on the Nasdaq National Market. If we pay a dividend or make a distribution on common stock payable otherwise than in cash out of earnings or earned surplus except for a stock dividend payable in shares of common stock, warrant holders are entitled to receive this liquidating dividend upon the exercise of their warrant in addition to the warrant shares. As of the date of this prospectus, none of these warrants has been exercised. We intend to hold and reserve the shares of common stock registered in this offering attributable to the unexercised warrants held by the selling stockholders until the warrants are exercised. The exercise of any warrants to purchase our common stock will dilute the voting power of the holders of our common stock, including a possible loss of voting control to others.

                           INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" much of the information we file with it (File No. 0-26824), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be an important part of this prospectus. Any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus modifies or replaces this information. You must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below:

        - our annual report on Form 10-K for the fiscal year ended March 31, 2001, filed on June 29, 2001;

        - our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed on August 14, 2001;

        - our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed on November 13, 2001; and

        - our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2001, filed on February 13, 2002.

        The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. The annual report on Form 10-K and the quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2001 are being delivered with this prospectus. You may request additional copies of any or all of these filings, at no cost, by writing or telephoning us at:

               Tegal Corporation
               2201 South McDowell Road
               Petaluma, California  94954
               Attn: Investor Relations
               (707) 763-5600

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act. Therefore, we file annual and quarterly reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006. Our common stock is traded on the Nasdaq National Market under the symbol "TGAL." You may also obtain our SEC filings from the SEC web site on the internet at http://www.sec.gov.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus has been passed upon for us by Latham & Watkins, Menlo Park, California.

                                     EXPERTS

        The consolidated financial statements incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended March 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The approximate expenses to be paid by us in connection with the registration of our shares of common stock are as set forth in the following table:

        SEC Registration Fee.....................................   $   281.86

        Legal, Accounting and Printing Expenses..................   $75,000

        Miscellaneous Expenses...................................   $ 1,000

               Estimated Total ..................................   $76,281.86


Item 15. Indemnification of Officers and Directors.

        Our Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"), a director of Tegal shall not be liable to Tegal or its stockholders for monetary damages for breach of fiduciary duty as a director. Subsection (b)(7) of Section 102 of the DGCL enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The effect of the provision of our Certificate of Incorporation is to eliminate the rights of Tegal and its stockholders (through stockholders' derivative suits on behalf of Tegal) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of Tegal or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

        Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer or employee of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director, officer, employer or agent is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

        Our Certificate of Incorporation provides that we shall indemnify our directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity. In addition, pursuant to an agreement with holders of securities providing for registration rights, such holders are entitled to be indemnified by Tegal for certain liabilities under federal securities laws.

        We have in effect directors' and officers' liability policies in the aggregate amount of $15 million covering all of its directors and officers.

Item 16. Exhibits

4.1     Form of Warrant, incorporated by reference to Exhibit (ii) to our Form
        10-Q for the fiscal quarter ended December 31, 2001 filed February 13, 2002.

4.2     Rights Agreement dated as of June 11, 1996 between Tegal and Mellon
        Investor Services LLC, as rights agent, incorporated by reference to
        Exhibit 4.1 to our Form 8-K filed June 28, 1996.

4.3     First Amendment to Rights Agreement dated as of January 15, 1999 between
        Tegal and Mellon Investor Services LLC, as rights agent, incorporated by reference to Exhibit 99.1 to our Form 8-K filed January 1, 1999.

5.1     Opinion of Latham & Watkins.

10.1    Form of Unit Purchase Agreement, incorporated by reference to Exhibit
        (i) to our Form 10-Q for the fiscal quarter ended December 31, 2001 filed February 13, 2002.

13.1 Annual Report on Form 10-K for the fiscal year ended March 31, 2001 filed June 29, 2001.

13.2 Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed August 17, 2001.

13.3    Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,
        2001 filed November 13, 2001.

13.4    Quarterly Report on Form 10-Q for the fiscal quarter ended December 31,
        2001 filed February 13, 2002.

23.1    Consent of PricewaterhouseCoopers LLP.

23.2    Consent of Latham & Watkins (included in Exhibit 5.1).

24.1    Power of Attorney (included on signature page).


Item 17. Undertakings

(a)     The undersigned registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on March 6, 2002.

                                        TEGAL CORPORATION

                                        /s/ Michael L. Parodi
                                        Michael L. Parodi
                                        Chairman of the Board, President and
                                        Chief Executive Officer


                                POWER OF ATTORNEY

KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. Parodi his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

Signature                    Title                                      Date


/s/ Michael L. Parodi        President, Chief Executive Officer and     March 6, 2002
                             Chairman of the Board
                             (Principal Executive Officer)

/s/ Kathy J. Petrini         Corporate Controller, Secretary &          March 6, 2002
                             Treasurer (Principal Financial and
                             Accounting Officer)


/s/ Jeffrey M. Krauss        Director                                   March 6, 2002


/s/ Thomas R. Mika           Director                                   March 6, 2002

                                INDEX TO EXHIBITS

4.1     Form of Warrant, incorporated by reference to Exhibit (ii) to our Form
        10-Q for the fiscal quarter ended December 31, 2001 filed February 13, 2002.

4.2     Rights Agreement dated as of June 11, 1996 between Tegal and Mellon
        Investor Services LLC, as rights agent, incorporated by reference to
        Exhibit 4.1 to our Form 8-K filed June 28, 1996.

4.3     First Amendment to Rights Agreement dated as of January 15, 1999 between
        Tegal and Mellon Investor Services LLC, as rights agent, incorporated by reference to Exhibit 99.1 to our Form 8-K filed January 1, 1999.

5.1     Opinion of Latham & Watkins.

10.1    Form of Unit Purchase Agreement, incorporated by reference to Exhibit
        (i) to our Form 10-Q for the fiscal quarter ended December 31, 2001 filed February 13, 2002.

13.1 Annual Report on Form 10-K for the fiscal year ended March 31, 2001 filed June 29, 2001.

13.2 Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed August 17, 2001.

13.3    Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,
        2001 filed November 13, 2001.

13.4    Quarterly Report on Form 10-Q for the fiscal quarter ended December 31,
        2001 filed February 13, 2002.

23.1    Consent of PricewaterhouseCoopers LLP.

23.2    Consent of Latham & Watkins (included in Exhibit 5.1).

24.1    Power of Attorney (included on signature page).